EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Net loss	$(51,929)	$(80,273)	$(49,903)	$(130,031)	$(252,298)	$(173,852)	$(75,307)
Add: fixed charges	729	6,467	12,335	10,694	12,504	6,185	8,665

Earnings as defined	$(51,200)	$(73,806)	$(37,568)	$(119,337)	$(239,794)	$(167,667)	$(66,642)

Fixed charges:
Interest expensed and capitalized	$544	$5,988	$11,240	$9,326	$10,988	$5,428	$7,887
Estimated interest component of rent	185	479	1,095	1,368	1,516	757	778

Total fixed charges	$729	$6,467	$12,335	$10,694	$12,504	$6,185	$8,665

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.